05036982

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Royal Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4095 Chicago Drive, S.W.
(No. and Street)

Grandville (City) MI (State) 49418 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mrs. Ruth Newenhouse (616) 538-2550
Chief Financial Officer (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiekover, Scholma & Shumaker, PC
(Name – *if individual, state last, first, middle name*)

205 East Main Street (Address) Zeeland (City) (State) 49464 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 179

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ruth Newenhouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Securities Company, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ruth Newenhouse
Signature

Chief Financial Officer
Title

Paulina Russo
Notary Public
8/15/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROYAL SECURITIES COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

KIEKOVER, SCHOLMA & SHUMAKER, PC
Certified Public Accountants
Zeeland, Michigan

ROYAL SECURITIES COMPANY

TABLE OF CONTENTS

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants and Consultants

Calvin Scholma
Richard Shumaker
Kenneth Scholma
Michael Brandsen
Emil Sabolish, Jr.
David Nienhuis
Harris Kiekover

INDEPENDENT AUDITOR'S REPORT

January 21, 2005

Stockholders and Board of Directors
Royal Securities Company
Grandville, Michigan

We have audited the accompanying statement of financial condition of Royal Securities Company as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Securities Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone 616-772-4615 • Fax 616-772-9288 • E-mail cpa@ksscpa.com

ROYAL SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$ 671,362
Commissions receivable	240,052
Employee and other receivables	19,220
Securities owned, at market value	361,477
Net furniture, equipment, and other improvements	179,620
Deposits	25,000
Prepaid expenses	61,229
Total Assets	$ 1,557,960
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued sales commissions	$ 229,139
Accounts payable	12,059
Accrued expenses	85,163
Accrued income taxes	1,045
Deferred income taxes	17,500
	344,906
Note payable - subordinated	600,000
Total Liabilities	944,906
Stockholders' Equity	
Common stock (Class B), $1 par value; 100,000 shares authorized, 11,850 shares issued and outstanding	11,850
Additional paid-in capital	347,000
Retained earnings	254,204
Total Stockholders' Equity	613,054
Total Liabilities and Stockholders' Equity	$ 1,557,960

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions	$ 3,018,488
Net dealer inventory and investment gains	1,178,284
Interest	2,377
Other	50,742
Total revenues	4,249,891
EXPENSES	
Broker commissions	2,250,226
Adminstrative salaries	657,691
Payroll related taxes	164,271
401(k) contribution	89,262
Group insurance	116,686
Other employee benefits	7,617
Clearing fees	211,258
Data communications	168,805
Advertising	43,301
Occupancy	113,555
Depreciation and amortization	45,529
Dues and subscriptions	15,014
Maintenance	17,052
Utilities	11,358
Taxes and licenses	7,832
Regulatory fees	20,178
Legal and professional	19,914
Outside services	9,463
Single business tax	39,696
Postage	26,402
Office supplies	22,563
Interest	36,625
Other	69,542
Loss on disposal of equipment	3,686
Total expenses	4,167,526
Income before income taxes	82,365
Federal income taxes	12,620
NET INCOME	$ 69,745

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2004	10,585	$ 10,585	$ 266,640	$ 249,501	$ 526,726
Net income	-	-	-	69,745	69,745
Common stock repurchased and retired	(300)	(300)	-	(15,042)	(15,342)
Issuance of common stock	1,565	1,565	80,360	-	81,925
Dividends on common stock $4.22 a share	-	-	-	(50,000)	(50,000)
BALANCES, December 31, 2004	11,850	$ 11,850	$ 347,000	$ 254,204	$ 613,054

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings at January 1, 2004	$ 600,000
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2004	$ 600,000

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 69,745
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	$ 45,529	
Loss on disposal of equipment	3,686	
Change in assets and liabilities:		
(Increase) decrease in commissions receivable	113,982	
(Increase) decrease in receivables from non-customers	21,562	
(Increase) decrease in other assets	61,013	
(Increase) decrease in securities inventory	(150,540)	
Increase (decrease) in accounts payable and accruals	(261,782)	
Total Adjustments		(166,550)
Net Cash Provided (Used) By Operating Activities		(96,805)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(40,086)
CASH FLOWS FROM FINANCING ACTIVITIES		
Common stock repurchased and retired		(15,342)
Proceeds from issuance of common stock		81,925
Dividends on common stock		(50,000)
Net Cash Provided By Financing Activities		16,583
Net Increase (Decrease) in Cash and Cash Equivalents		(120,308)
Cash and Cash Equivalents, January 1, 2004		791,670
CASH AND CASH EQUIVALENTS, December 31, 2004		$ 671,362

See notes to financial statements.

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business Activity – Royal Securities Company (the "Company") is a securities broker/dealer that introduces transactions and accounts on a fully disclosed basis. Because the company does not carry customer accounts it operates under certain exemptive regulatory provisions. The Company is registered with the Securities and Exchange Commission and the State of Michigan. It is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. Its customers are predominately individuals residing in Western Michigan.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits in banks, money market funds, and cash on hand. The Company, at certain times, maintains deposits that exceed insured limits. Management does not consider this a significant risk.

Security Transactions - Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Securities Owned - Securities owned consists of state, municipal, and corporate obligations which are reported at quoted market values. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains on the statement of income.

Income taxes - Deferred income tax assets and liabilities are determined by applying the currently enacted tax laws and rates to the cumulative temporary differences between the carrying value of assets and liabilities for financial statements and income tax purposes. Deferred income tax expense or credit is measured by the change in the deferred income tax asset and liability accounts during the year.

Property, Equipment and Depreciation - Property and equipment are stated at cost. Depreciation is computed using straight-line or declining balance methods over the estimated life of the assets.

Advertising Costs – The Company incurred and expensed advertising costs of $43,301 for the year ended December 31, 2004.

NOTE B: **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 at December 31, 2004 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004 the Company had net capital of $917,984, which was $817,984 in excess of the required amount of net capital. The Company's net capital ratio was .38 to 1.

NOTE C: **FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS**

Furniture, equipment and leasehold improvements are as follows at December 31, 2004:

Leasehold improvements	$ 68,473
Office furniture and equipment	298,660
Computer equipment	52,644
Total	419,777
Less accumulated depreciation	(240,157)
Net furniture, equipment and leasehold improvements	$ 179,620

NOTE D: **SUBORDINATED BORROWINGS**

At December 31, 2004, the Company had a subordinated note to a shareholder for $600,000 issued in connection with the purchase of Kent King Securities Co., Inc. The note bears interest at an annual rate of 6% and requires interest only payments. Interest payments are due monthly and totaled $36,000 for the year ended December 31, 2004. The note matures on or before October 31, 2006.

NOTE E: **LEASES**

The Company occupies office space under an operating lease agreement expiring April 2006, at a monthly rental rate of approximately $4,800, which is increased annually by the Consumer Price Index. Rental payments under this agreement totaled $56,625 for the year ended December 31, 2004.

The Company also rents office space from a limited liability company whose owner is a relative of a shareholder of Royal Securities Company under an operating lease agreement expiring January 31, 2006, at a current monthly rental rate of $4,035 ($3,917 per month for 2004). The lease contains renewal options for 3 consecutive 18 month periods at the current rate increased by the Consumer Price Index. Rent payments under this operating lease totaled $47,004 for the year ended December 31, 2004.

Total rent expense under all leases (including short-term rentals) was $113,555 for the year ended December 31, 2004.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year ended December 31	Amount
2005	$ 106,179
2006	23,290
	$ 129,469

NOTE F: **PROVISION FOR INCOME TAXES**

The provision for income taxes consists of the following:

Current	$	7,420
Deferred		5,200
	$	12,620

Significant components of the Company's deferred tax liabilities at December 31, 2004 are as follows:

Tax over book depreciation	$	8,105
Book over tax prepaid expenses		9,188
Other		207
	$	17,500

NOTE G: **RETIREMENT PLAN**

The Company has a 401(k) and profit sharing plan (a "safe-harbor" plan) under which the Company contributes 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions, not to exceed 4% of any employee's wages. The plan covers all full-time employees with at least one year of service. Company matching contributions totaled $89,262 for the year ended December 31, 2004. Profit sharing contributions are at the discretion of the Company and were $-0- for the year ended December 31, 2004.

NOTE H: **STOCK REPURCHASE AGREEMENT**

The Company and its stockholders are parties to an agreement under which the Company has the option to repurchase shares from the stockholders upon the stockholder's death, disability, termination of employment, or offer to sell. The purchase price is the net book value of the stock except for termination of employment, whereby, the purchase price is reduced by 20% for each year that the stockholder's employment is less than 5 years. During the year, certain stockholders tendered all or a portion of their shares to the Company. The excess of the redemption price over the par value of the common stock was charged to retained earnings.

NOTE I: **RELATED PARTY TRANSACTIONS**

The Company has a note payable to a shareholder as described in Note D.

The Company has an account receivable from a shareholder of $12,500 as of December 31, 2004.

The Company rents office space from a limited liability company whose owner is a relative of a shareholder of Royal Securities Company, as described in Note E.

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE J: **CASH FLOW INFORMATION**

Cash paid for interest was $36,625 in the year ended December 31, 2004

Cash paid (refunded) for income taxes was ($15,943) in the year ended December 31, 2004.

SUPPLEMENTARY SCHEDULE

ROYAL SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Total Stockholders' Equity	$ 613,054
Add	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	600,000
Total capital and allowable subordinated liabilities	1,213,054
Deductions	
Non-allowable assets	
Non-customer receivables	18,777
Furniture, equipment and leasehold improvements	179,620
Prepaid expenses and other	61,354
Total Deductions	259,751
Net capital before haircuts on securities positions	953,303
Haircuts on securities positions	
Trading and investment securities	
Money market account	549
State and municipal obligations	7,143
Corporate obligations	24,001
Undue concentration	3,626
Total haircuts on securities positions	35,319
NET CAPITAL	$ 917,984

ROYAL SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2004

Aggregate indebtedness	
Accounts payable and other liabilities	$ 344,906
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Excess net capital	$ 817,984
Excess net capital at 1500%	$ 894,990
Excess net capital at 1000%	$ 883,493
Ratio: Aggregate indebtedness to net capital	.38 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2004).

Net capital as reported in company's Part II (unaudited) FOCUS report	$ 940,276
Audit adjustments to record additional payables and accruals	(9,464)
Audit adjustments to record additional revenues	89,318
Audit adjustments to record additional compensation	(102,378)
Other audit adjustments - net	232
Net capital per previous page	$ 917,984

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants and Consultants

Calvin Scholma
Richard Shumaker
Kenneth Scholma
Michael Brandsen
Emil Sabolish, Jr.
David Nienhuis
Harris Kiekover

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

January 21, 2005

Stockholders and Board of Directors
Royal Securities Company
Grandville, Michigan

In planning and performing our audit of the financial statements of Royal Securities Company (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone 616-772-4615 • Fax 616-772-9288 • E-mail cpa@ksscpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants